EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
July 24, 2009
Mr. Robert S. Littlepage, Jr., Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. Revenue Recognition Policies File No. 001-07731
Dear Mr. Littlepage and Ms. Kindelan:
The letter responds to the Staff’s request that Emerson Radio Corp. (“Emerson” or the “Company”) describe its revenue recognition policies for sales of products to its customers, with particular reference to the sales returns and sales allowance accruals it makes at the time of sale. In summary, Emerson’s accounting policies are as follows:
     Revenue Recognition- Sales Transactions. Revenues from product distribution are recognized at the time title passes to the customer. Under the Company’s Direct Import Program, title passes in the country of origin. Under Emerson’s Domestic Program, title passes primarily at the time of shipment. We believe that the Company’s Revenue Recognition Policy for sales is in accordance with Generally Accepted Accounting Principles (“GAAP”) and is dictated by and consistent with the principles articulated in FASB Codification 605-15-25 (Sales of Product When Right of Return Exists).
     Sales Return Reserves. At the time of sale, management estimates potential future product returns based upon its analysis of historical return rates, current economic trends and changes in customer demand. The estimated amount so determined is netted against revenues at the time of sale. Management evaluates the adequacy of the total reserve for sales returns not less frequently than quarterly. We believe that Emerson’s policy with respect to Sales Return Reserves is in accordance with GAAP and dictated by and consistent with the principles articulated in FASB Codification 605-15-25 (Sales of Product When Right of Return Exists) and FAS #48, paragraph 6.
     Sales Allowance and Marketing Support Accruals. Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction in net revenues in the period in which the related sales are recognized in accordance with FAS #48 and the guidance of the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) in EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer.” Deductions given to or taken by customers are charged against the reserve when they occur. If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company’s products subsequent to the date of sale, additional reserves may be required and are accrued for at the time such support is offered. We believe that the Company’s policy with respect to Sales Allowance and Marketing Support Accruals is consistent with GAAP, FAS #48 and EITF 01-09. This paragraph deals exclusively with the “Other Sales Allowance Account” as defined in the Company’s July 9, 2009 letter to the Staff and does not address the “I-pod Marketing Fund”, the accounting for which, as described in the Letter, caused the Company to have an obligation to restate its previously filed financial statements for each of the fiscal quarters ended June 30, 2008 and September 30, 2008.
I hope that the above information is responsive to your requests. Please feel free to contact me if you require any further information.
Very truly yours,
Greenfield Pitts, Chief Financial Officer